UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Changes to Management

DBV Technologies S.A. (the “Company”) announced that Pharis Mohideen, M.D., has been appointed to serve as the Company’s Chief Medical Officer, effective July 22, 2019. At that time, Dr. Hugh Sampson will no longer serve as the interim Chief Medical Officer, but will retain his role as the Company’s Chief Scientific Officer.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 26, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 26, 2019	By:	/s/ David Schilansky
Name: David Schilansky
Title: Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies Announces Appointment of Pharis Mohideen, M.D., as Chief Medical Officer

Dr. Mohideen brings extensive experience in clinical drug development

Dr. Hugh Sampson to continue serving as Chief Scientific Officer

DBV Technologies (Euronext: DBV - ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced the appointment of Pharis Mohideen, M.D., as its Chief Medical Officer (CMO), effective July 22, 2019. Dr. Mohideen will serve as a member of the Executive Committee and report to Daniel Tassé, Chief Executive Officer of DBV Technologies. Following Dr. Mohideen’s start date, Dr. Hugh Sampson, who assumed the role of interim CMO in early 2019, will continue to serve as Chief Scientific Officer (CSO).

Daniel Tassé stated, “I am delighted to have Pharis join DBV as we anticipate submitting our Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for Viaskin® Peanut for the treatment of peanut-allergic children ages 4-11 in the third quarter of 2019. This important milestone is a key next step towards the potential approval and launch of Viaskin Peanut in the United States. I believe that Pharis’ strong track record of drug development, coupled with his regulatory and medical affairs experience will complement the significant food allergy expertise we have at DBV. Pharis comes to us with a reputation as an experienced drug developer focused on the needs of the medical and patient community we serve, as well as being a superb leader of people.”

Daniel continued, “I am also very much looking forward to the partnership between Pharis and Dr. Hugh Sampson. I am very grateful to Hugh for his tireless work in his role as interim CMO, in addition to his critical work as our CSO. Hugh can now focus on the further development of epicutaneous immunotherapy (EPIT®) and our pipeline.”

Dr. Hugh Sampson added, “I look forward to working closely with Pharis, as his diverse experience leading clinical programs will be valuable for our clinical development efforts moving forward. Additionally, his career-long focus on patient outcomes is an excellent fit at DBV, as our vision is to make a difference in the lives of children and their families.”

Dr. Mohideen brings nearly two decades of industry experience. He most recently served as CMO for Millendo Therapeutics, Inc., where he created and executed clinical development and regulatory strategies. At Millendo, he helped to expand the clinical pipeline from a single indication (adrenocortical carcinoma) to multiple indications and was involved with initiating new clinical trials in Cushing’s syndrome, congenital adrenal hyperplasia, Prader-Willi syndrome and polycystic ovary syndrome. Previously, Dr. Mohideen was Vice President of Clinical Development at Shionogi Inc., a global pharmaceutical company, where he designed and helped lead the company through its first full Phase III development program outside of Japan (naldemedine) and was a core member of the team that gained FDA approval of ospemifene (Osphena®). Prior to Shionogi, Dr. Mohideen served as Executive Medical Director, Oncology at Novartis International AG, where he was responsible for leading all clinical development and registration activities for three key compounds including pasireotide (Signafor®). Additionally, he was the registration lead for vildagliptin (Galvus®) for the treatment of Type 2 diabetes and helped lead the EMA submission and approval in this indication. Dr. Mohideen began his career at Bristol-Myers Squibb Company in a global clinical development role. Prior to joining the pharmaceutical industry, Dr. Mohideen was an attending physician and Assistant Professor of Medicine at the University of Hawaii, department of internal medicine (endocrinology) and served as an investigator on multiple pharmaceutical-sponsored clinical trials.

“Together with the experienced leadership team at DBV, I look forward to helping the Company continue to develop its pipeline and potentially bring innovative new treatments, if approved, to patients,” said Dr. Pharis Mohideen. “Epicutaneous immunotherapy (EPIT), by using the skin to activate the immune system, is being investigated as a novel method that could potentially treat food allergies and other immunological diseases in a non-invasive manner. I believe DBV has the potential to deliver new options for underserved patients.”

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV Technologies is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of the EPIT® platform and Viaskin® Peanut as a treatment for peanut-allergic children, and the Company’s regulatory plans regarding Viaskin Peanut, particularly with respect to the Company’s expectations regarding its plan to resubmit its BLA to the FDA, and the anticipated benefits to be derived from the management changes announced herein. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties related to the Company’s ability to address the concerns raised by the FDA with respect to its BLA, as well as those associated generally with attracting and retaining key personnel and with research and development, clinical trials and related regulatory reviews. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com